EXHIBIT 99.1

Endeavour Silver Reports Financial Results for the Fourth Quarter and 2019 Full Year

Earnings Conference Call at 10am PST (1pm EST) Today

VANCOUVER, British Columbia, Feb. 24, 2020 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK; TSX: EDR) released its financial results today for the fourth quarter and year ended December 31, 2019. The Company operates three silver-gold mines in Mexico: the Guanaceví mine in Durango state, the Bolañitos mine in Guanajuato state and the El Compas mine in Zacatecas state.

Bradford Cooke, Endeavour CEO, commented, “The Company’s financial performance last year was negatively impacted by significant operating issues and higher costs at each of our mines.  We made sweeping changes to the mining operations in Q2 and Q3 and as a result, we are finally seeing production rising and costs falling, led by Guanacevi.  Endeavour expects higher production and lower costs at each of its three mines in 2020.”

“Our headline net loss includes several extraordinary items in addition to underperformance of our mines, such as increased general administrative costs, higher exploration costs, significant depreciation and depletion due to short mine lives, elevated contractor mobilization costs, employee severance,  expensing capital development due to exhaustion of remaining reserves, and the suspension of operations at El Cubo.”

“While 2019 was operationally the most challenging in our 15 year history, we did enjoy some success including achieving commercial production at our new El Compas mine, turning around the Guanacevi mine, making the required changes at Bolanitos to turn it around, receiving the final government permits to develop Terronera and delivering positive exploration drill results at Guanacevi, Bolanitos and Parral.”

2019 Fourth Quarter and Full Year Highlights

  Gross Revenue: Q4 revenue of $34.6 million and full year revenue of $121.7 million from the sale of 4.1 million oz of silver and 39,151 oz gold at average realized prices of $16.29 per oz silver and $1,422 per oz gold.

  Cash Flow: Q4 cash flow from operations before working capital changes of negative $7.9 million and full year operating cash flow of negative $8.9 million. Full year mine operating cash flow before taxes(1) was $14.9 million.

  Net Income: Q4 net loss of $17.9 million ($0.13 per share) and full year net loss of $48.1 million ($0.36 per share), due mainly to higher operating costs, increased general administrative and exploration costs and significant depreciation and depletion due to short mine lives. Full year EBITDA(1) was negative $11.1 million.

  Balance Sheet: Cash balance of $23.4 million and working capital position of $38.4 million.  Only loan liabilities are equipment loans of $8.9 million to upgrade mobile fleet and reduce future operating costs. Raised net $22.8 million in proceeds from the ATM equity offering.

  Metal Production: Q4 production of 939,511 oz silver and 9,578 oz gold for 1.7 million oz silver equivalent (AgEq).  Full year production of 4,018,735 oz silver and 38,907 oz gold for 7.1 million oz AgEq using an 80:1 silver:gold ratio.
  Operating Costs: Q4 cash cost(1) of $13.63 and full year cash cost of $12.85 per oz silver payable net of gold credits.  Q4 all-in sustaining cost (AISC)(1) of $23.20 and full year AISC of $21.19 per oz silver payable net of gold credits. Higher production costs due mainly to underperformance of our mines, increases in power rates, contractor mobilization costs, employee severance, the expensing of capital development due to exhaustion of remaining reserve life at El Cubo and the higher initial operating cost of the El Compas mine
  El Compas Achieved Commercial Production: Mine is performing on target and management is focused on reducing costs and improving recoveries.

  Guanacevi Showed Operational Improvement: Operating costs declined and productivity improved quarter on quarter with rising production, tonnes and grades. Production at Guanacevi improved each quarter and peaked in Q4 to return to positive mine operating earnings and break-even free cash flow.

  Terronera De-risked and Permitted: Acquired final government permits and continued to advance economic studies.  Now considering a full feasibility study to reduce the cost of capital and increase project certainty.

  Continued Exploration Success: Released positive exploration drill results for Guanacevi, Bolanitos and Parral and commenced drilling on two prospective properties in Chile.

(1) Mine operating cash flow, cash costs and all-in sustaining costs are non-IFRS measures. Please refer to the definitions in the Company’s Management Discussion & Analysis.

Financial Overview

In 2019, revenue decreased 19% to $121.7 million as a result of 27% lower production year on year, due mainly to the scheduled decrease in production, operational under-performance and the suspension of operations at the El Cubo mine, partly offset by higher metal prices compared to 2018.  As a result of the lower production, mine operating cash flows, operating cash flows and EBITDA all decreased compared to 2018. Net earnings decreased to a loss of $48.1 million compared to a loss of $12.4 million in 2018.

Consolidated production costs increased due to operational challenges at the Guanacevi and Bolanitos mines and the suspension of the El Cubo operations due to the exhaustion of reserves.  A Company-wide review of the mining operations at the end of Q1, 2019 identified several deficiencies in the operating performance at each mine-site.  As a result, management initiated multiple remedial measures at Guanacevi in Q2, 2019 and Bolanitos and El Compas in Q3, 2019, including changes to mine-site management, contractors and supervision, renting used mobile equipment and leasing new mining equipment, revising the 2019 mine plans, and reducing the work force.

The goals of the remedial actions were to reduce operating costs and generate free cash flow at current metal prices.  Management notes that these actions started to have a positive impact on mine operating performance in Q4, 2019, but the full benefit of these initiatives is expected to be realized in 2020.  The Company incurred significant one-time expenditures (eg. severance payments for down-sizing the work force, down-payments for new mining equipment) which also negatively impacted the Company’s financial performance in 2019.

The complete financial statements and Management’s Discussion & Analysis can be viewed on the Company’s website, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All shareholders can receive a hard copy of the Company’s complete audited financial statements free of charge upon request. All amounts are reported in US$.

Financial Results (Consolidated Statement of Operations Appended Below)

For the year ended December 31, 2019, the Company generated revenue totaling $121.7 million (2018 - $150.5 million). During the year, the Company sold 4,054,652 silver oz sold and 39,151 oz gold at realized prices of $16.29 and $1,422 per oz respectively, compared to sales of 5,461,197 oz silver and 51,318 oz gold at realized prices of $15.65 and $1,267 per oz respectively in 2018.

After cost of sales of $139.1 million (2018 - $147.0 million), mine operating loss amounted to a $17.4 million (2018 – earnings of $3.5 million) from mining and milling operations in Mexico. The 5% decrease in cost of sales is a result of lower consolidated production offset by higher power costs due to higher electrical rates, mobilization costs for contractors, severance and the expensing of development expenditures at El Cubo due to the estimate reserve life.

Excluding depreciation and depletion of $31.5 million (2018 - $38.4 million), stock-based compensation of $0.2 million (2018- $0.1 million recovery) and the inventory write off of $0.6 million (2018- $2.0 million) mine operating cash flow before taxes was $14.9 million in 2019 (2018 – $43.9 million). Operating losses were $44.0 million (2018 – loss of $17.5 million) after exploration expenditures of $12.0 million (2018 – $12.4 million), general and administrative expense of $10.0 million (2018 – $8.6 million) and severance of $4.6 million. Net loss amounted to $48.1 million (loss of $0.36 per share) compared to a net loss of $12.4 million ($0.10 per share) in 2019.

Current income tax expense decreased to $2.7 million (2018 – $4.5 million), while a deferred income tax expense of $1.3 million was recognized due to increased valuation allowance against loss carry forwards (2018 –recovery of $9.7 million).

Direct production costs per tonne in 2019 increased 28% compared to 2018, primarily due to the reduction in mine output.  Higher production costs also included higher power costs due to increased electrical rates, mobilization costs for contractors, severance, the expensing of development expenditures due to the estimated remaining reserve life at El Cubo and the addition of the initial higher cost of the El Compas operation which has been in commercial production since March 2019.

For the year ended December 31, 2019, direct production costs were $110.09 per tonne compared to the revised guided range of $90-$100 per tonne. The lower throughput and higher costs than planned at Guanaceví and Bolanitos, the reduced output from El Cubo and increased waste mined at El Compas drove the higher consolidated direct costs per tonne than guided.

Consolidated cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute) increased to $12.85 primarily due to higher costs per tonne.  All-in sustaining costs (also a non-IFRS measure) which, compared to 2018, increased 37% to $21.19 per oz in 2019.  This increase in all‑in sustaining costs was a result of higher operating costs, higher general and administrative costs and significant new investment at the Bolanitos operation, offset by lower exploration and capital expenditures at the El Cubo operation and reduced development compared to previous years at Guanacevi.

Consolidated cash costs, net of gold by-product credits, were guided to be $10.00-$11.00 per oz of silver in 2019.  For the year ended December 31, 2019, cash costs, net of gold by-product credits, were $12.85 per oz and cash costs expressed on a co-product basis were $14.18 per oz silver and $1,238 per gold oz. The lower than planned throughput resulted in higher than guided costs per tonne and costs per ounce.

Conference Call

A conference call to discuss these results will be held today, Monday, February 24 at 10am PST (1pm EST). To participate in the conference call, please dial the numbers below. No pass-code is necessary.

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: +-604-638-5340

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or +604-638-9010 outside of Canada and the US. The required pass-code is 4069#. The replay will also be available on the Company’s website at www.edrsilver.com.

All shareholders can receive a hard copy of the Company’s complete audited financial statements free of charge upon request. To receive this material in hard copy, please contact Galina Meleger, Director Investor Relations at 604-640-4804, toll free at 1-877-685-9775 or email at gmeleger@edrsilver.com

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email:  gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2020 including changes in mining operations and production levels, and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.
COMPARATIVE HIGHLIGHTS

Three Months Ended December 31			2019 Highlights	Year Ended December 31
2019	2018	% Change		2019	2018	% Change
Production
939,511	1,386,505	(32%)	Silver ounces produced	4,018,735	5,522,068	(27%)
9,578	13,117	(27%)	Gold ounces produced	38,907	52,967	(27%)
923,540	1,359,256	(32%)	Payable silver ounces produced	3,951,923	5,417,633	(27%)
9,397	12,821	(27%)	Payable gold ounces produced	38,003	51,826	(27%)
1,705,751	2,435,865	(30%)	Silver equivalent ounces produced	7,131,295	9,759,428	(27%)
13.63	9.22	48%	Cash costs per silver ounce	12.85	8.06	59%
20.43	14.30	43%	Total production costs per ounce	20.73	15.21	36%
23.20	14.20	63%	All-in sustaining costs per ounce	21.19	15.45	37%
236,531	309,036	(23%)	Processed tonnes	954,886	1,266,831	(25%)
113.47	93.52	21%	Direct production costs per tonne	110.09	86.32	28%
15.19	11.53	32%	Silver co-product cash costs	14.18	11.15	27%
1,312	984	33%	Gold co-product cash costs	1,238	902	37%
Financial
34.6	33.8	2%	Revenue ($ millions)	121.7	150.5	(19%)
1,050,157	1,264,340	(17%)	Silver ounces sold	4,054,652	5,461,197	(26%)
10,803	11,819	(9%)	Gold ounces sold	39,151	51,318	(24%)
17.45	14.88	17%	Realized silver price per ounce	16.29	15.65	4%
1,507	1,270	19%	Realized gold price per ounce	1,422	1,267	12%
(17.9)	(3.7)	(389%)	Net earnings (loss) ($ millions)	(48.1)	(12.4)	(286%)
(3.8)	0.4	(1,055%)	Mine operating earnings ($ millions)	(17.4)	3.5	(595%)
4.9	8.5	(43%)	Mine operating cash flow ($ millions)	14.9	43.9	(66%)
(7.9)	0.1	(8,000%)	Operating cash flow before working capital changes	(8.9)	22.2	(140%)
(4.8)	2.2	(318%)	Earnings before ITDA ($ millions)	(11.1)	21.9	(151%)
38.4	54.5	(30%)	Working capital ($ millions)	38.4	54.5	(30%)
Shareholders
(0.13)	(0.03)	(333%)	Earnings (loss) per share – basic	(0.36)	(0.10)	(260%)
(0.06)	0.00	(100%)	Operating cash flow before working capital changes per share	(0.07)	0.17	(138%)
140,054,885	130,511,679	7%	Weighted average shares outstanding	135,367,129	128,600,421	5%

The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company’s operations. The related definitions and reconciliations are contained in the Management Discussion and Analysis.

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of U.S. dollars)

	Years ended
	December 31,	December 31,
	2019	2018

Operating activities
Net earnings (loss) for the year	$(48,066)	$(12,439)

Items not affecting cash:
Share-based compensation	3,195	2,426
Depreciation, depletion and amortization	32,050	38,777
Deferred income tax expense (recovery)	2,358	(9,749)
Unrealized foreign exchange loss (gain)	(100)	41
Finance costs	602	150
Write off of IVA receivable	151	194
Write off of mineral properties	45	-
Write down of warehouse inventory	233	-
Write down of inventory to net realizable value	576	2,676
Loss on asset disposal	43	-
Unrealized loss (gain) on other investments	19	80
Net changes in non-cash working capital	(684)	4,492
Cash from (used in) operating activities	(9,578)	26,648

Investing activities
Proceeds on disposal of property, plant and equipment	11	-
Mineral property, plant and equipment expenditures	(21,519)	(40,398)
Intangible asset expenditures	(280)	-
Redemption of (investment in) non-current deposits	3	1
Cash used in investing activities	(21,785)	(40,397)

Financing activities
Restricted cash		1,000
Repayment of loans payable	(1,343)	-
Repayment of lease liabilities	(247)	-
Interest paid	(391)	-
Public equity offerings	23,557	8,273
Exercise of options	343	256
Share issuance costs	(716)	(640)
Cash from (used in) financing activities	21,203	8,889

Effect of exchange rate change on cash and cash equivalents	152	(41)

Increase (decrease) in cash and cash equivalents	(10,160)	(4,860)
Cash and cash equivalents, beginning of the year	33,376	38,277
Cash and cash equivalents, end of the year	$23,368	$33,376

This statement should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2019 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
 (expressed in thousands of US dollars, except for shares and per share amounts)

	Years ended
	December 31,	December 31,
	2019	2018

Revenue	$121,724	$150,509

Cost of sales:
Direct production costs	104,785	105,003
Royalties	2,034	1,653
Share-based payments	195	(93)
Depreciation, depletion and amortization	31,495	38,412
Write down of inventory to net realizable value	576	2,026
	139,085	147,001

Mine operating earnings (loss)	(17,361)	3,508

Expenses:
Exploration	12,001	12,383
General and administrative	9,980	8,626
Severance costs	4,589	-
	26,570	21,009

Operating earnings (loss)	(43,931)	(17,501)

Finance costs	602	211

Other income (expense):
Write down of inventory to net realizable value	-	(650)
Write off of IVA receivable	(151)	(194)
Foreign exchange	101	(81)
Investment and other	579	926
	529	1

Earnings (loss) before income taxes	(44,004)	(17,711)

Income tax expense (recovery):
Current income tax expense	2,702	4,477
Deferred income tax expense (recovery)	1,360	(9,749)
	4,062	(5,272)

Net earnings (loss) for the year	(48,066)	(12,439)

Basic and diluted earnings (loss) per share based on net earnings	$(0.36)	$(0.10)

Basic and diluted weighted average number of shares outstanding	135,367,129	128,600,421

This statement should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2019 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of US dollars)

	December 31,	December 31,
	2019	2018

ASSETS

Current assets
Cash and cash equivalents	$23,368	$33,376
Other investments	69	88
Accounts receivable	22,950	26,947
Inventories	13,589	14,894
Prepaid expenses	3,302	2,704
Total current assets	63,278	78,009

Non-current deposits	606	1,114
Non-current IVA receivable	2,048	-
Deferred income tax asset	7,136	9,147
Intangible assets	975	-
Right-of-use leased assets	1,337	-
Mineral properties, plant and equipment	88,333	88,777
Total assets	$163,713	$177,047

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$19,775	$19,470
Income taxes payable	1,947	4,050
Loans payable	2,958	-
Lease liabilities	164	-
Total current liabilities	24,844	23,520

Deferred lease inducement	-	217
Loans payable	5,917	-
Lease liabilities	1,074	-
Provision for reclamation and rehabilitation	8,403	8,195
Deferred income tax liability	682	335
Total liabilities	40,920	32,267

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 141,668,178 shares (Dec 31, 2018 - 130,781,052 shares)	482,170	459,109
Contributed surplus	11,482	9,676
Accumulated other comprehensive income (loss)	-	-
Retained earnings (deficit)	(370,859)	(324,005)
Total shareholders' equity	122,793	144,780
Total liabilities and shareholders' equity	$163,713	$177,047

This statement should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2019 and the related notes contained therein.